UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One)

[ X ] Form 10-K   [  ] Form 20-F   [  ] Form 11-K
[  ] Form 10-Q   [  ] Form 10-D   [  ] Form N-SAR   [  ] Form N-CSR
For Period Ended:  December 31, 2007

[  ]  Transition Report on Form 10-K
[  ]  Transition Report on Form 20-F
[  ]  Transition Report on Form 11-K
[  ]  Transition Report on Form 10-Q
[  ]  Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this Form shall be construed to imply that the Commission has verified any information herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:  N/A

PART I
REGISTRANT INFORMATION

Full Name of Registrant:  MAXXAM Inc.

Former name if applicable:  N/A

Address of Principal
Executive Office (Street and Number):             1330 Post Oak Boulevard, Suite 2000
Houston, Texas  77056

PART II
RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)
:

(a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)   The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)  The accountant=s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why Forms 10-K , 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed period.

The Company’s Form 10-K for the year ended December 31, 2007 cannot be filed within the prescribed time period because the Company requires additional time to finalize information required to be included in the Company’s Form 10-K related to equity method investees.  The Company expects that it will obtain the necessary information and file its Form 10-K within the fifteen-day extension provided by Rule 12b-25.

PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:
M. Emily Madison (Name)	(713) (Area Code)	975-7600 (Telephone Number)

(2)
Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

[X] Yes  [  ] No

The Registrant’s Quarterly Report on Form 10-Q for the third quarter ended September 30, 2007 has been filed with the Securities and Exchange Commission (“SEC”).  The SEC has advised the Registrant that as the result of an outstanding comment letter with the SEC, such Form 10-Q is not considered timely filed.  Such filing may also not be considered current as, due to the outstanding comment letter, the Company’s independent auditors were not able to complete their review of the interim financial statements in such Form 10-Q.

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X] Yes  [  ] No

If so:  attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As the Company has not yet received the necessary financial information from its equity-method investees, the Company has not been able to compile all of the financial information necessary for its footnote disclosures.  As a result, the Company is not in a position to file the Form 10-K or provide a reasonable estimate of its financial results at this time.

Although the financial results for 2007 are not yet available, there will be a significant change in the Company’s 2007 results reflected on the earnings statement, as compared to the Company’s 2006 results.  Specifically, 2006 results included a a non-recurring gain of $430.9 million related to the reversal of the Company’s investment in Kaiser Aluminum Corporation.  Additionally, on January 18, 2007, the Company’s forest products segment’s principal operating entity, The Pacific Lumber Company, and its five wholly owned subsidiaries, including Scotia Pacific Company LLC filed for reorganization under Chapter 11 of the United States Bankruptcy Code and, accordingly, those subsidiaries were deconsolidated from the Company’s results as of January 19, 2007.

MAXXAM INC.
(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 17, 2008	By:	/S/ BERNARD L. BIRKEL
Bernard L. Birkel Secretary